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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Telsey Advisory Group, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

555 Fifth Avenue, 7th FLOOR
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JERRY ARZU	212.584.4614	jarzu@telseygroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EISNERAMPER LLP
(Name – if individual, state last, first, and middle name)

733 THIRD AVE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

9/29/2003	274
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JERRY S. ARZU _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TELSEY ADVISORY GROUP _____ , as of 12/31 _____ , 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



ZACHARY EMERY
Notary Public - State of New York
NO. 01EM6235865
Qualified in New York County
My Commission Expires 2/14/27

Notary Public

Signature: _____

Title:
COO/ CFO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TELSEY ADVISORY GROUP LLC

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTNG FIRM

DECEMBER 31, 2023

(CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3))

TELSEY ADVISORY GROUP LLC

CONTENTS

EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Telsey Advisory Group LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Telsey Advisory Group LLC (the "Company") as of December 31, 2023, and the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Information

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2014.

EisnerAmper LLP

EISNERAMPER LLP
New York, New York
February 28, 2024

TELSEY ADVISORY GROUP LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2023

ASSETS

Cash and cash equivalents	$	1,908,478
Cash segregated in compliance with federal regulations		4,078
Accounts receivable		1,093,426
Receivable from clearing broker, including clearing deposit of $266,743		762,156
Investment in securities, at fair value		2,731,014
Securities pledged under subordinated loan agreement		3,000,000
Property and equipment, net		53,119
Security deposits and other assets		112,806
Due from Parent		1,773,761
	$	11,438,838

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	1,277,882
Liabilities subordinated to claims of general creditors		3,000,000
Members' equity		7,160,956
	$	11,438,838

TELSEY ADVISORY GROUP LLC

STATEMENT OF OPERATIONS

Year Ended December 31, 2023

Revenues

Research and trading commissions	$	7,807,296
Underwriting income		2,623,645
Other income		214,925
		10,645,866

Expenses

Employee compensation and benefits	7,398,492
Trading costs and other fees	1,471,358
Data provider services	737,903
Rent and occupancy expense	325,389
Information technology expenses	546,511
Travel and entertainment	502,613
Interest expense	180,000
Professional fees	358,601
Other expenses	29,199
Insurance	115,867
Office expense and supplies	53,599
Marketing and conference expense	114,824
Regulatory fees	24,969
Depreciation and amortization	16,960
	11,876,285

Net loss	$	(1,230,419)

TELSEY ADVISORY GROUP LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year Ended December 31, 2023

Members' equity, beginning of year	$	5,865,518
Net loss		(1,230,419)
Members' contributions		2,525,857
Members' equity, end of year	$	7,160,956

TELSEY ADVISORY GROUP LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Year Ended December 31, 2023

Balance, beginning of year	$ 3,000,000
Increases	-
Payments	-
Balance, end of year	$ 3,000,000

TELSEY ADVISORY GROUP LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2023

Cash flows from operating activities		
Net loss	$	(1,230,419)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		16,960
Changes in operating assets and liabilities:		
Accounts receivable		(330,390)
Receivable from clearing broker		(128,268)
Purchase of securities		(2,731,014)
Security deposits and other assets		85,428
Accounts payable and accrued expenses		(407,255)
Deferred revenue		(25,000)
Due from Parent		(432,521)
Net cash used in operating activities		(5,182,479)
Net cash used in investing activity		
Purchase of property and equipment		(34,621)
Net cash provided by financing activity		
Members' contributions		2,525,857
Net decrease in cash and cash equivalents		(2,691,243)
Cash and cash equivalents and restricted cash, beginning of year		4,603,799
Cash and cash equivalents and restricted cash, end of year	$	1,912,556
Cash and cash equivalents	$	1,908,478
Restricted cash		4,078
Cash and cash equivalents and restricted cash	$	1,912,556
Supplemental disclosure of cash flows information:		
Cash paid during the year for interest	$	180,000

TELSEY ADVISORY GROUP LLC

NOTES TO FINANCIAL STATEMENTS

1. Nature of business and summary of significant accounting policies

Nature of Business

Telsey Advisory Group LLC (the "Company") is a Limited Liability Company organized under the laws of the state of Delaware on May 28, 2008. The Company's operations consist primarily of generating and distributing financial equity research to institutions, providing investment banking services and institutional trading.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company became a registered broker-dealer in March 2009.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Concentrations of Credit Risk

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf.

Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for credit losses.

Allowance for Credit Losses

In accordance with Accounting Standards Codification Topic 326, Financial Instruments - Credit Losses ("ASC 326"), certain financial assets measured at amortized cost are required to have a current expected credit loss (CECL) methodology to estimate expected credit losses over the entire life of the financial assets as of the reporting date. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable and receivable from clearing broker utilizing the CECL framework. The Company's expectation is that the credit risk associated with fees receivable and receivable from clearing broker is that any client or financial institution with which it conducts business with is unable to fulfill its contractual obligations. Management monitors the credit risk of clients and currently there is not a foreseeable expectation of an event or change which could result in these receivables being unpaid based on individual facts and circumstances. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company has no allowance for credit losses as of December 31, 2023.

Revenue Recognition

The Company records purchases and sales of securities and related revenues and expenses on a trade-date basis. Interest income and expense are recorded on the accrual basis.

TELSEY ADVISORY GROUP LLC

NOTES TO FINANCIAL STATEMENTS

1. Nature of business and summary of significant accounting policies (continued)

The Company follows ASC 606- Revenue from Contracts with Customers ("ASC Topic 606"). The guidance requires that an entity recognize revenue to depict the transfer of promised goods or service to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies a performance obligation.

Research and Trading Revenue

Brokerage commissions. The Company buys and sells securities on behalf of its customers and each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Direct research revenue. The Company compiles and distributes financial equity research reports to investment advisory institutions and financial business entities. Revenues are earned from direct billing related to the distribution of these reports. The Company believes that the date of distribution is the appropriate point to recognize revenue related to direct research, because that is when their performance obligation is satisfied, the pricing is agreed upon, and the benefit of information contained within the reports is available to the customer. Under some circumstances, the amount of consideration to be received for the delivery of reports is determined shortly subsequent to the date of delivery. In these cases, the Company recognizes revenue only when it is probable that a significant reversal of the cumulative amount of revenue recognized will not occur.

Underwriting Revenue

Underwriting fees. The Company underwrites securities for business entities that want to raise funds through a sale of their securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date for the portion the Company is contracted to underwrite. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions, which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

M&A advisory fees. The Company provides advisory services on mergers and acquisitions (M&A). Revenue for M&A contracts with customers is generally recognized at the point in time that performance obligations under the contract are satisfied (the closing date of the transaction) or the contract is cancelled. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a contractually agreed upon rate. Fees are received in accordance with the timeframe defined in each individual contract and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods. No such fees have been earned during the year ended December 31, 2023.

Significant Judgments

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time and when to recognize revenue based on the appropriate measure of the Company's progress under the contract.

TELSEY ADVISORY GROUP LLC

NOTES TO FINANCIAL STATEMENTS

---

1. Nature of business and summary of significant accounting policies (continued)

Revenues from contracts with customers

Research and trading commissions

Trading commissions	$	4,943,253
Direct research revenue		2,864,043
Total research and trading commissions		7,807,296
Underwriting fees		2,623,645
Total revenue from contracts with customers	$	10,430,941

Receivable from Clearing Broker

The Company has a clearing agreement with Mirae Asset Securities (USA), Inc. The Clearing Broker clears the Company's security transactions, and the Company is required to maintain certain deposits with the Clearing Broker.

Fair Value of Financial Instruments

Fair value, as defined in ASC 820, Fair Value Measurements ("ASC 820"), is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation techniques. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. Valuation techniques that are consistent with the market or income approach are used to measure fair value.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

• Level 1: Quoted market prices in active markets for identical assets or liabilities;

• Level 2: Inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly; and

• Level 3: Unobservable inputs for an asset and liability.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, liquidity statistics and other factors. If the inputs used to measure a financial instrument fall within different levels of the fair value hierarchy, the categorization is based on the lowest level input that is significant to the measurement of that financial instrument. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgement and considers factors specific to the investment. The categorization of an investment within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company's perceived risk of that instrument.

TELSEY ADVISORY GROUP LLC

NOTES TO FINANCIAL STATEMENTS

---

1. Nature of business and summary of significant accounting policies (continued)

Equity securities that are traded on an exchange are valued at their last reported sales price as of the valuation date. Debt securities are generally valued using broker or dealer quotations or alternative pricing sources on the last business day of the year. Many over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset.

Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Company's valuation policies do not require that fair value always be a predetermined point in the bid-ask range. The Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are generally valued at their last reported "bid" price if held long, and last reported "ask" price if sold short. To the extent these securities are actively traded, valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Securities traded on inactive markets or valued by reference to similar instruments are generally categorized in Level 2 of the fair value hierarchy.

The following table summarizes the Company's fair value hierarchy for those assets measured at fair value on a recurring basis at December 31, 2023.

Financial instruments	Total	Level 1	Level 2	Level 3
Assets				
Equity Securities:				
ETF	$ 70,084	$ 70,084	$ -	$ -
Debt Securities:				
Corporate	592,226		592,226	
Government (Municipal, Treasury)	2,068,704		2,068,704	
Total investments in securities	$ **2,731,014**	$ **70,084**	$ **2,660,930**	$ **-**

At December 31, 2023, the carrying value of the Company's assets and liabilities, which qualify as financial instruments in accordance with US GAAP, such as accounts receivable, due from Parent, and accounts payable and accrued expenses, approximate their fair values due to their short-term nature and are categorized as Level 2 assets and liabilities.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization is provided for utilizing the straight-line method over the estimated useful lives of the related assets as follows:

Asset	Estimated Useful Lives
Computer and office equipment	3 years
Furniture and fixtures	5 years
Website development	3 years
Leasehold improvements	Shorter of the economic useful life of improvements or the term of the lease

TELSEY ADVISORY GROUP LLC

NOTES TO FINANCIAL STATEMENTS

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Soft Dollar Payables

The Company ensures that all payments made on behalf of customers qualify for the safe harbor of Section 28(e) of the Securities Exchange Act of 1934 and that customers have appropriately disclosed and received approval from investors to pay for services outside of the Section 28(e) safe harbor.

Income Taxes

The Company is a limited liability company and is treated as a partnership for federal and state income tax purposes, accordingly, there is no provision for federal and state income taxes as the net income or loss of the Company is included in the income tax returns of the individual members. The Company is subject to New York City Unincorporated Business Tax and has elected the New York State, Maryland, and Illinois entity tax for the year ended December 31, 2023 ("PTET"). The PTET allows pass-through entities to elect to pay New York State, Maryland, and Illinois tax due on the members' share of net income of the Company.

The Company follows an asset and liability approach to financial accounting and reporting for New York City Unincorporated Business Tax. Deferred income tax assets and liabilities are computed for the difference between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. At December 31, 2023, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

TELSEY ADVISORY GROUP LLC

NOTES TO FINANCIAL STATEMENTS

---

2. Property and equipment, net

Property and equipment, net, consist of the following as of December 31, 2023:

Computer and office equipment	$	397,752
Furniture and fixtures		33,125
Website development		223,197
Leasehold improvements		147,154
		801,228
Less accumulated depreciation and amortization		748,109
	$	53,119

Depreciation and amortization expense amounted to approximately $17,000 for the year ended December 31, 2023.

3. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2023, the Company's net capital was approximately $7,566,000, which was approximately $7,316,000 in excess of its minimum net capital requirement of $250,000.

4. Related party transactions

Pursuant to an expense sharing agreement, as effectively modified in January 2023, (the "Agreement") with Telsey Holdings LLC (the "Parent"), the Company recognizes certain expenses based on the terms and conditions per the Agreement. Rent expense from Parent amounted to approximately $283,000 and payroll expenses to Parent amounted to approximately $269,000 for the year ended December 31, 2023. The amount due from Parent was approximately $1,774,000 at December 31, 2023.

5. Employee benefit plan

The Company maintains a retirement plan (the "Plan"), pursuant to Section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the Internal Revenue Code. The Company did not make contributions to the Plan for the year ended December 31, 2023.

6. Liabilities subordinated to claims of general creditors

The subordinated loan agreement is with related party and is available in computing net capital under the SEC's uniform net capital rule. The Company had a $3,000,000 subordinated loan agreement at December 31, 2023, which was in accordance with agreements approved by FINRA. The subordinated loan agreement matured October 31, 2023 and was automatically renewed for another year. The loan bears interest at 6% per annum.

TELSEY ADVISORY GROUP LLC

SUPPLEMENTARY INFORMATION
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2023

Members' equity		$ 7,160,956
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		3,000,000
Discretionary bonus		594,978
		10,755,934
Less nonallowable assets:		
Accounts receivable		1,093,426
Security deposits and other assets		112,806
Due from Parent		1,773,761
Property and equipment, net		53,119
		3,033,112
Less haircuts:		156,861
Net capital		$ 7,565,961
Aggregate indebtedness		$ 1,277,882
Computed minimum net capital required (6.67% of aggregate indebtedness)		$ 85,235
Minimum net capital required (under SEC Rule 15c3-1)		$ 250,000
Excess net capital ($7,565,961 - $250,000)		$ 7,315,961
Percentage of aggregate indebtedness to net capital	$ 1,277,882	
	$ 7,565,961	
		16.89%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's amended February 28, 2024 unaudited Form X-17A-5, Part II-A filing as of December 31, 2023.

TELSEY ADVISORY GROUP LLC

SUPPLEMENTARY INFORMATION
SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2023

No information to report.

TELSEY ADVISORY GROUP LLC

SUPPLEMENTARY INFORMATION
SCHEDULE III – INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2023

No information to report.

EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Telsey Advisory Group LLC

We have reviewed management's statements, included in the accompanying Telsey Advisory Group LLC Exemption Report, in which (1) Telsey Advisory Group LLC (the "Company") claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2): (i) and (ii) (the "exemption provisions"), (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception, and (3) the Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1)fee-based compensation for underwriting referrals and (2) research services compensation , and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions, Footnote 74, and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2): (i) and (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

EisnerAmper LLP

EISNERAMPER LLP
New York, New York
February 28, 2024

Telsey Advisory Group LLC
Exemption Report

Telsey Advisory Group LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) and (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(i) and (k)(2)(ii) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) fee-based compensation for underwriting referrals; and (2) research services compensation, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

On behalf of Telsey Advisory Group LLC

I, Jerry S. Arzu, swear that, to my best knowledge and belief, this Exemption Report is true and correct.



CFO/COO

February 28, 2024